UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2023

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: July 10, 2023	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Disclosure

July 10, 2023

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Disclosure

We wish to inform you that HDFC Bank Limited (the “Bank”) proposes to participate in an Initial Public Offering (“IPO”) of National Securities Depository Limited (“NSDL”), by way of an offer for sale of up to 2% equity stake held by the Bank in NSDL (being up to 40,00,000 equity shares), as stated in the Draft Red Herring Prospectus dated July 7, 2023, filed with Securities and Exchange Board of India on July 8, 2023. This is in addition to the Bank’s past divestment of 1% stake in NSDL via definitive agreements dated December 2, 2022, which was within the materiality threshold as prescribed under Regulation 30 read with Schedule III of SEBI Listing Regulations.

We wish to provide the following disclosures with respect to the above:

a.	Name of the target entity, details in brief as size, turnover etc.

National Securities Depository Limited.

Basis the audited consolidated financial statements of NSDL for the year ended March 31, 2023, the total income for period was Rs. 1,099.81 crores and Profit after Tax (PAT) was Rs. 234.81 crores. Total Assets were Rs 2093.48 crores.

NSDL was incorporated on April 27, 2012.

b.	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arm’s length”

The proposed offer for sale of up to 2% equity stake held by the Bank in NSDL in the IPO and the previous stake sale of 1% by the Bank do not constitute a related party transaction.

The Bank and its subsidiaries in the ordinary course of business may have business dealings with NSDL at an arm’s length basis.

c.	Industry to which the entity being acquired belongs	NSDL is incorporated to carry on, regulate and manage the business of providing depository and clearing and settlement services in respect of securities and instruments of all kinds.
d.	Objects and effects of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)	Partial divestment of equity stake held by the Bank in NDSL.
e.	Brief details of any governmental or regulatory approvals required for the acquisition	Not applicable.
f.	Indicative time period for completion of the acquisition

The divestment of 1% equity stake in NSDL was completed on December 21, 2022 (“First Tranche”).

The divestment through the IPO by way of an offer for sale of up to 2% equity stake (“Second Tranche”) is subject to the terms of the proposed IPO, and subject to such flexibility on pricing, timing and other IPO considerations, as may be permitted under applicable law.

g.	Nature of consideration - whether cash consideration or share swap and details of the same

Cash consideration for First Tranche was Rs. 110,00,00,000 (Rupees One Hundred Ten Crores only).

Cash consideration for Second Tranche is subject to the terms of the proposed IPO and such flexibility on pricing, timing and other IPO considerations, as may be permitted under applicable law.

h.	Cost of acquisition or the price at which the shares are acquired

Divestment in First Tranche was at Rs. 2,750 (Rupees Two Thousand Seven Hundred Fifty only) per equity share (Rs 550 per equity share when adjusted for the split in face value from Rs 10 per equity share to Rs 2 per equity share).

Sale price in Second Tranche will be determined when the IPO offer price is finalized.

i.	Percentage of shareholding / control acquired and / or number of shares acquired	Post the divestment of First Tranche, the Bank holds 8.95% stake in NSDL. The divestment in the Second Tranche is for up to 2% equity stake.
j.	Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)

NSDL is a depository set up to carry on, regulate and manage the business of providing depository and clearing and settlement services in respect of securities and instruments of all kinds.

NSDL has three operating segments; depository, database management services and banking services

Date of incorporation: April 27, 2012

History of last 3 years’ turnover : Total Income based on consolidated audited financials

FY 2021: Rs. 524.31 crores

FY 2022: Rs.821.29 crores

FY 2023: Rs. 1099.81 crores

Country of presence: India.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary